

Austin Legal



Intellectual Property Licence — DIVI-H

DiviGas Pte Ltd (*Licensor*)
and
DiviGas Australia Pty Ltd (*Licensee*)

Background

The Licensor wishes to license to the Licensee, and the Licensee wishes to take a licence of, the Intellectual Property for the Purpose on the terms of the attached Details and Terms.

Details

Licensor	Name: DiviGas Pte Ltd Jurisdiction of incorporation: Singapore Registration Number: 201939414M Address: 32 Carpenter St, Singapore, 059911 Contact: Andre Lorenceau Email: Andre.L@divigas.com
Licensee	Name: DiviGas Australia Pty Ltd Jurisdiction of incorporation: Victoria, Australia ACN: 653 536 648 Address: 58 Gipps Street, Collingwood, VIC, 3066, Australia Contact: The Company Secretary Email: c.liyanage@acclime.com
Intellectual Property	the intellectual property underlying the Product, comprising: (a) any new patent or patent application filed in relation to the Product; (b) any patent application(s) filed as a continuation, division, or continuation-in-part of any patent or patent application referred to in (a) above; (c) any reissues, re-examinations and extensions of any of the patents or patent applications described in (a) - (b) above; (d) any foreign counterpart to a patent in (a) - (c) above; (e) all other information (confidential or otherwise), inventions, data, formulas, processes, developments, technology, trade secrets, know-how and other intellectual property of the Licensor which is necessary for the Licensee to effectively pursue the Purpose, and where the context permits, includes the Developed Intellectual Property.
Product	the invention known as '*Divi-H*' being a dual layer, hollow fibre, polymeric membrane for hydrogen separation, which resists heat, pressure, acidity and plasticity at high efficiency from any feedstock composition, comprising and / or being described in the Intellectual Property

Term	the period from:
	Commencement Date: the Date of this Agreement
	to:
	Expiry Date: the date on which the last Valid Claim expires
Date of this Agreement	The date that the last party signs this Agreement, as detailed on the execution page.

Terms

1. Definitions and interpretation

1.1 In this Agreement:

Background Intellectual Property means any and all Intellectual Property of the Licensor relating to the Invention existing prior to this Agreement or being developed independently of this Agreement.

Business Day means a day that is not a Saturday, Sunday or public holiday in Melbourne, Victoria.

Calendar Quarter means each period of three consecutive calendar months ending on 31 March, 30 June, 30 September and 31 December, or any part of such period at the start or end of the Term.

Commercial Rationale means the analysis and associated documentation, prepared by an independent third party, to confirm that benefits received by the Licensee under this Agreement, including the rights to undertake Commercialisation in the Territory for Term, are commensurate with the risks assumed by the Licensee under the terms of this Agreement, as amended, varied, superseded or replaced from time to time.

Commercialisation means the marketing, sale, distribution, commercialisation or any other form of commercial exploitation of all or any part of the Product and includes, without limitation, making, hiring selling or otherwise disposing of, using or importing, or keeping for the purpose of doing any of those things, the whole or any part of the Product, or offering to do the same.

Developed Intellectual Property means all intellectual property created, developed or derived:

(a) by, or by a third party for, the Licensor or the Licensee;

(b) from the Intellectual Property; and

(c) in the course of R&D and/or Commercialisation.

Details means the section of this Agreement titled 'Details'.

Government Authority means any governmental, semi-governmental, administrative, fiscal, municipal, local, judicial or regulatory agency, department, instrumentality, body, utility, authority, commission, court or tribunal having jurisdiction in the Territory.

GST means any Tax under any GST Law.

GST Law has the meaning defined in section 195-1 of *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

Insolvency Event in respect of a party means the occurrence of any one or more of the following events:

(a) having a receiver and/or manager appointed over any of its assets and property;

(b) having a liquidator appointed (whether under a creditor's petition, voluntary liquidation or otherwise);

(c) passing a resolution for winding-up (otherwise than for the purpose of amalgamation or reconstruction);

(d) an administrator or a controller being appointed to any of its assets;

(e) entering into any composition or arrangement with its creditors, or an assignment for the benefit of one or more of its creditors;

(f) proposing a reorganisation, moratorium, deed of company arrangement or other administration involving one or more of its creditors, or its winding up or dissolution;

(g) being insolvent as disclosed in its accounts, stating that it is insolvent or presumed to be insolvent under an applicable law;

(h)   a writ of execution being levied against it or its property; or

(i)   anything occurs under the law of any jurisdiction which has a substantially similar effect to any of the above paragraphs.

Licensee DIP means Developed Intellectual Property created by or by a third party for, the Licensee.

Licence Fee means an arm's length licence fee, calculated in accordance with Australian Tax Office and internationally accepted transfer pricing principles, as set out in the Commercial Rationale.

Purpose means the Licensee undertaking R&D and/or Commercialisation in the Territory.

R&D means conducting and/or facilitating research and development in respect of or in connection with the Product.

Tax includes any tax (including GST), duty, levy charge, impost, withholding, fee, deduction or compulsory loan imposed or assessed under any legislation or by any Government Authority, together with any associated interest, penalty, fine, fee or other charge.

Terms mean the section of this Agreement titled 'Terms'.

Territory means the territory as named in or required by the Commercial Rationale.

this Agreement means this 'Intellectual Property Licence', comprising the Details together with these Terms.

Valid Claim means any valid claim of the Licensor to a patent or patent application comprised within the whole or any part of the Intellectual Property, where that claim:

(a)   remains in force, and has not been revoked or abandoned or otherwise come to an end; and

(b)   is being diligently pursued by the Licensor or Licensee (as the case may be).

1.2   Terms defined in the Details have those meanings when used in this Agreement.

1.3   In the event of an inconsistency between the Details and these Terms, the Details will prevail.

1.4   Subject to any express provisions to the contrary, or unless the context otherwise requires:

(a)   headings and subheadings are for convenience only and do not affect interpretation;

(b)   words denoting the singular number include the plural, and vice versa;

(c)   any reference to a party to any agreement or document includes its executors, administrators, legal personal representatives, successors and permitted assigns and substitutes by way of assignment or novation;

(d)   any reference to any legislation includes a reference to that legislation as amended, re-enacted, consolidated or replaced at any time, and includes all regulations, delegations, instruments and orders made under it; and

(e)   any approval, consent or similar required of a party must not be unreasonably withheld or delayed, and if granted may be granted subject to reasonable conditions.

2.   Term

This Agreement commences on the Commencement Date, continues for the Term and expires on the Expiry Date.

3. Licence

3.1 Licence

The Licensor grants the Licensee a licence to use the Intellectual Property:

(a)   for the Term;

(b)   for the Purpose;

(c)   in the Territory; and

(d)   in consideration of the Licence Fee.

3.2 Non-Transferable & Exclusive

The licence granted under clause 3.1 is:

(a)   non-transferrable, but may be sub-licensed pursuant to clause 3.8; and

(b)   exclusive to the Licensee within the Territory in that the Licensor will not, without the Licensee's prior consent, license the Intellectual Property to a third party in the Territory during the Term in connection with the Purpose (or a similar purpose).

3.3 Licensor's Obligations

The Licensor:

(a)   will, in consultation with the Licensee, diligently pursue all applications to register any Intellectual Property in the Territory and in any other jurisdiction where it is reasonably required to protect the licence granted under clause 3.1, and will keep the Licensee informed of progress in this respect;

(b)   will maintain the registrations of the Intellectual Property in all relevant jurisdictions; and

(c)   must not do or cause anything to be done that may adversely affect the Licensee's rights in relation to the Intellectual Property or call into question the validity of the rights of the Licensee under this Agreement.

3.4 Licensee's Obligations

The Licensee will:

(a)   diligently pursue R&D with a view to Commercialisation;

(b)   not do or omit to do anything which may prejudice, damage or harm any of the Intellectual Property;

(c)   bear all costs associated with pursuing applications to register, and maintaining registrations of, the Intellectual Property in the Territory;

(d)   subject to clause 3.8, not assign, transfer, charge, mortgage, encumber or sub-license any of the Intellectual Property; and

(e)   on being provided 5 Business Days' notice, permit the Licensor's auditor or accountant to inspect and verify all or any records kept by the Licensee with respect to its use of the Intellectual Property; and

(f)   provide the Licensor with regular updates regarding any further developments of the Intellectual Property, including the development of any Developed Intellectual Property.

3.5 Control of R&D

The Licensee will conduct the R&D at its own expense and will have full and unfettered control of the same, including with respect to:

(a)   the selection of R&D activities or projects;

(b)   terminating any particular R&D activity or project that the Licensee, at its discretion, considers unproductive; and

(c)   following up on unexpected results of any R&D activity or project.

3.6 Infringement Proceedings

The Licensee may bring proceedings in its own name in the Territory for infringement (or threatened infringement) in the Territory of the Intellectual Property, including for any related claims such as passing off or claims under the *Competition and Consumer Act 2010* (Cth) or any applicable fair trading act(s), and if required by the Licensor will lend its name to any such proceedings brought by the Licensor, provided that the Licensee:

(a) notifies the Licensor of any intention to commence any such proceedings;

(b) keeps the Licensor informed of all steps taken and to be taken in those proceedings; and

(c) pays all legal and other costs associated with any such proceedings, including any such costs incurred by the Licensor in those proceedings, for which the Licensee indemnifies the Licensor.

3.7 Ownership of Intellectual Property

(a) As between the parties legal title to or in to or in:

    (i) the Background Intellectual Property is retained by and remains solely vested in the Licensor; and

    (ii) any Developed Intellectual Property will vest in the Licensor immediately upon creation and will immediately become part of the Intellectual Property licensed to the Licensee under this Agreement.

(b) The Licensee will ensure that any dealings or arrangements with any third party in connection with the Purpose and/or the Intellectual Property will be on terms consistent with clause 3.7.

3.8 Sub-Licensing

The Licensee may sub-license the Intellectual Property to any person (including a permitted subcontractor in accordance with clause 6.5) in its pursuit of the Purpose, provided that:

(a) the Licensee gives the Licensor prior notice of any such sub-licensing arrangements, including the name of the sub-licensee and the purpose of such sub-licence; and

(b) the sub-licence agreement is consistent with, and explicitly subject to the terms of, this Agreement, including concurrent termination if and when this Agreement terminates for whatever reason.

4. Licence Fee

4.1 Licence Fee

(a) In consideration of the licence of the Intellectual Property, the Licensee will pay the Licence Fee by way of royalty.

(b) The parties acknowledge and agree that no portion of the Licence Fee is attributable to, or payable by the Licensee for, use of the Licensee DIP and that the Licensee's access to and use of the Licensee DIP is on a royalty free basis.

4.2 Apportionment

The Licence Fee is apportioned as follows:

(a) for goodwill – nil; and

(b) as to the balance – for the use of the Intellectual Property by the Licensee.

4.3 Reporting, Invoicing & Payment

Unless provided otherwise in the Details:

(a) as soon as practicable after the end of each Calendar Quarter, the Licensee will provide the Licensor with a report setting out any and all details relevant to the calculation of any Licence Fee applicable to the Licensee's activities in that Calendar Quarter;

(b) as soon as practicable after receipt of the Licensee's report in accordance with clause 4.3(a) the Licensor may issue an invoice (in the form of a tax invoice for GST purposes if and as required) for the corresponding Licence Fee;

(c) the Licence Fee will be paid within 2 months of receipt of any invoice issued by the Licensor to the Licensee in accordance with clause 4.3(b); and

(d) failure to pay the Licence Fee by the due date will not entitle the Licensor to terminate this Agreement.

4.4 Disputes

If the Licensee disputes any element of the Licence Fee:

(a) it will pay the undisputed amount in accordance with clause 4.3(b); and

(b) the parties will seek to resolve any such dispute expeditiously via good faith discussions.

4.5 Licence Fee review

(a) On each anniversary of the Commencement Date, the parties will review, and determine in good faith, the Licence Fee payable for the next year of the Term. Any adjustments to the Licence Fee that are agreed between the parties will apply from the date agreed in writing and will remain current until the next review under this clause.

(b) Without limiting clause 4.5(a), the Licence Fee must be adjusted:

(i) if required to reflect the Commercial Rationale, in which case such adjustment will be automatic and immediate; as and from the date specified in the Commercial Rationale; and / or

(ii) if the Licensor determines that an adjustment is required in order for the Licence Fee to be in compliance with the requirements of any law, regulation, ruling, guidance or commentary issued by any Government Authority in relation to the same, including but not limited to PCG 2017/4, PCG 2017/2 and any amending, replacement or superseding guidance issued by the Australian Tax Office or other relevant Government Authority from time to time.

5. Termination

5.1 Termination

Either party may terminate this Agreement at any time with immediate effect by giving notice to the other party:

(a) if the other party breaches any provision of this Agreement and fails to remedy that breach within 10 Business Days after receiving notice requiring it to do so; or

(b) if the other party is the subject of an Insolvency Event.

5.2 Consequences

In the event of termination, the Licensee must:

(a) cease using the Intellectual Property; and

(b) at the option of the Licensor, destroy or deliver up the Intellectual Property and all copies of the Intellectual Property in its possession, custody or control.

6. General

6.1 No Agency etc

This Agreement does not constitute either party the agent of the other or imply that the parties intend constituting a partnership, joint venture or other form of association in which either party may be liable for the acts or omissions of the other. Neither party has authority to pledge the credit of the other party or bind the other party to any arrangement.

6.2 Costs

(a) The Licensee must pay its and the Licensor's costs (including legal fees, stamp duty and registration fees) in relation to the negotiation, preparation, execution, performance, amendment or registration of this Agreement.

(b) Unless this Agreement provides otherwise, the Licensee must cover all costs associated with the performance of its obligations or the exercise of its rights under this Agreement.

6.3 GST

Unless otherwise expressly stated, all amounts specified in this Agreement are GST exclusive amounts. If GST is imposed on any supply made by one party ("GST Supplier") to the other party under this Agreement, the GST Supplier must issue a valid tax invoice to the recipient of the supply ("Recipient"), and the Recipient must pay, in addition to any consideration payable under this Agreement for the supply, an additional amount for the supply calculated by multiplying the prevailing GST rate by the consideration for the relevant supply.

6.4 No Assignment etc

Neither party may transfer any right or liability under this Agreement without the prior written consent of the other party, except where this Agreement provides otherwise.

6.5 Subcontracting

Notwithstanding clause 6.4, the Licensee may subcontract the R&D and Commercialisation. The Licensee will nevertheless remain fully and primarily liable for any subcontracted obligation and for all acts and omissions of the subcontractor.

6.6 Notices

Any notice must be in writing and signed by an authorised officer of the sender or its solicitor. Any notice may be served by delivery in person or by post or email transmission to the address or email address of the recipient set out in the Details, and will be effective for the purposes of this Agreement upon delivery to the recipient, or upon sending of the email unless the sender receives a failure message.

6.7 Governing Law

This Agreement is governed by and construed under the law of the State of Victoria, Australia. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction in that State.

6.8 Amendments

Any amendment of this Agreement has no force or effect, unless effected by a document executed by the parties.

6.9 Entire Agreement

This Agreement:

(a) together with the documents referred to in it, represents the entire agreement between the parties in relation to its subject-matter, and all terms of that agreement; and

(b) supersedes and excludes any prior or collateral negotiation, understanding, communication or agreement by or between the parties in relation to that subject-matter or any term of that agreement.

6.10 Further Assurances

Each party must take all steps, execute all documents and perform any action necessary or required by the other party to give full effect to this Agreement.

6.11 Waiver

(a) Any failure or delay by either party to exercise any right under this Agreement does not operate as a waiver, and the single or partial exercise of any right by that party does not preclude any other or further exercise of that or any other right by that party.

(b) A waiver of a provision of this Agreement or a right or remedy arising under it must be in writing and signed by the party granting the waiver.

6.12 Remedies

The rights of a party under this Agreement are cumulative and not exclusive of any rights provided by law.

6.13 Severability

Any provision of this Agreement which is invalid in any jurisdiction is invalid in that jurisdiction to that extent, without invalidating or affecting the remaining provisions of this Agreement or the validity of that provision in any other jurisdiction.

6.14 Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together are deemed to constitute one and the same document.

EXECUTED as an agreement.

Licensor

EXECUTED by DIVIGAS PTE LTD a corporation incorporated in Singapore with Registration Number 201939414M by:	)))
	Andre Lorenceau (Nov 21, 2022 21:47 PST)
Print name: Andre Lorenceau	Signature
	Date: Nov 21, 2022
Print title: CEO	
its authorised signatory.	

Licensee

EXECUTED by DIVIGAS AUSTRALIA PTY LTD ACN 653 536 648 in accordance with section 127(1) of the *Corporations Act 2001* (Cth):	)))
Trevor Townsend	
Trevor Townsend (Nov 24, 2022 07:04 GMT+11)	Claudia Liyanage (Nov 22, 2022 18:01 GMT+11)
Director	Company Secretary
Print Name: Trevor Townsend	Print Name: Claudia Liyanage
Date: Nov 24, 2022	Date: Nov 22, 2022

EXV AL-DiviGas-IP Licence-DIVI-H-22.11.22

Final Audit Report   2022-11-23

Created:	2022-11-22
By:	Austin Legal (liz@austinlegal.com.au)
Status:	Signed
Transaction ID:	CBJCHBCAABAAJ4nNOf_oFl7sFKAzSrZPN-h2c1m-QHNG

"EXV AL-DiviGas-IP Licence-DIVI-H-22.11.22" History

Document created by Austin Legal (liz@austinlegal.com.au)
2022-11-22 - 3:55:42 AM GMT- IP address: 149.167.131.152

Document emailed to andre.l@divigas.com for signature
2022-11-22 - 3:57:48 AM GMT

Document emailed to t.townsend@acclime.com for signature
2022-11-22 - 3:57:48 AM GMT

Document emailed to Claudia Liyanage (c.liyanage@acclime.com) for signature
2022-11-22 - 3:57:48 AM GMT

Email viewed by andre.l@divigas.com
2022-11-22 - 5:46:25 AM GMT- IP address: 66.249.84.199

Signer andre.l@divigas.com entered name at signing as Andre Lorenceau
2022-11-22 - 5:47:45 AM GMT- IP address: 192.184.180.216

Document e-signed by Andre Lorenceau (andre.l@divigas.com)
Signature Date: 2022-11-22 - 5:47:47 AM GMT - Time Source: server- IP address: 192.184.180.216

Email viewed by Claudia Liyanage (c.liyanage@acclime.com)
2022-11-22 - 7:00:32 AM GMT- IP address: 120.21.135.76

Document e-signed by Claudia Liyanage (c.liyanage@acclime.com)
Signature Date: 2022-11-22 - 7:01:05 AM GMT - Time Source: server- IP address: 120.21.135.76

Email viewed by t.townsend@acclime.com
2022-11-23 - 8:04:29 PM GMT- IP address: 59.102.9.117

Signer t.townsend@acclime.com entered name at signing as Trevor Townsend
2022-11-23 - 8:04:54 PM GMT- IP address: 59.102.9.117

 Adobe Acrobat Sign

Document e-signed by Trevor Townsend (t.townsend@acclime.com)
Signature Date: 2022-11-23 - 8:04:56 PM GMT - Time Source: server- IP address: 59.102.9.117

Agreement completed.
2022-11-23 - 8:04:56 PM GMT